Exhibit 21.1

Subsidiaries

Entity	Jurisdiction of Organization
Celerity Energy Partners San Diego LLC	California
Cogent Energy, Inc.	California
EnerNOC Ltd.	Ontario
EnerNOC Securities Corporation	Massachusetts
EnerNOC UK Limited	England and Wales
Mdenergy, LLC	Connecticut
Pinpoint Power DR LLC	Massachusetts
South River Consulting, LLC	Maryland